United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Resolutions adopted at the General Ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: July 17th, 2014

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Alternate Secretary of the Board of Directors of GRUMA, S.A.B. DE C.V.,

 HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on July 17th, 2014 adopted the resolutions that are summarized as follows:

FIRST: In connection with the First item of the agenda:

a). Pay the amount of $649'123,618.50 (SIX HUNDRED AND FORTY NINE MILLION ONE HUNDRED AND TWENTY THREE THOUSAND SIX HUNDRED AND EIGHTEEN PESOS 50/100 MX. CY.) as a cash Dividend, equivalent to $1.50 (ONE PESO AND FIFTY CENTS MEXICAN CURRENCY) for each of the -432'749,079- (Four hundred and thirty two million seven hundred and forty nine thousand and seventy nine) issued and outstanding shares, with voting rights, which aggregate amount will be paid from the Previous Fiscal Years' Retained Earnings. This payment will be made in cash in one installment and will be made against the delivery of the record referred to in the penultimate paragraph of article 289 of the Mexican Securities Law. The payment of the declared dividend shall be made as of November 18 (eighteen) 2014 (two thousand and fourteen), for which the corresponding publication shall be made for knowledge of all the Shareholders.

b). In case that purchase transactions regarding the company's own shares are carried out with the Fund for the Purchase of the Company's Own Shares within the date of this Meeting and the date of payment of the declared dividend, no dividend will be paid with respect to the repurchased shares and the amount which would have corresponded to those shall be accounted for in the Retained Earnings.

SECOND: Regarding the Second item of the Agenda, the following resolutions were adopted:

1) Elected the Company's Directors, Proprietary and Alternates, so that said corporate body be composed as follows:

                                                                           DIRECTORS:
                                                                  BOARD OF DIRECTORS:

PROPRIETARY:	ALTERNATES:
JUAN ANTONIO GONZALEZ MORENO	RAUL CAVAZOS MORALES
CARLOS HANK GONZALEZ	GRACIELA GONZALEZ MORENO
HOMERO HUERTA MORENO	ROGELIO SANCHEZ MARTINEZ
EDUARDO LIVAS CANTU	ALFREDO LIVAS CANTU
JAVIER VELEZ BAUTISTA	JORGE VELEZ BAUTISTA
INDEPENDENT PROPRIETARY:	INDEPENDENT ALTERNATES:
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
JUAN MANUEL LEY LOPEZ	JUAN MANUEL LEY BASTIDAS
ALBERTO SANTOS BOESCH	CARLOS GONZALEZ BOLIO
EVERARDO ELIZONDO ALMAGUER	RICARDO SADA VILLARREAL
THOMAS S. HEATHER	EUGENIO SEPULVEDA COSIO
GABRIEL ARTURO CARRILLO MEDINA	GABRIEL CARRILLO CATTORI

  MR. JUAN ANTONIO GONZALEZ MORENO was ratified as Chairman of the Board of Directors and MR. CARLOS HANK GONZALEZ was ratified as Vice Chairman.

  MR. SALVADOR VARGAS GUAJARDO was appointed as Non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS was appointed as his Alternate.

  The meeting qualified the independence of Messrs. Adrian Sada Gonzalez, Juan Manuel Ley Lopez, Alberto Santos Boesch, Everardo Elizondo Almaguer, Thomas S. Heather and Gabriel Arturo Carrillo Medina, as well as their corresponding alternates, Messrs. Manuel Guemez de la Vega, Juan Manuel Ley Bastidas, Carlos Gonzalez Bolio, Ricardo Sada Villarreal, Eugenio Sepulveda Cosio and Gabriel Carrillo Cattori to integrate the Board of Directors, pursuant to Article 26 of the ''Ley del Mercado de Valores'' (Mexican Securities Law).

  Approved as compensation for the Company's Directors the amount of $80,000.00 (EIGHTY THOUSAND PESOS 00/100 MEXICAN CURRENCY) per each attendance to the Board Meetings.

  Approved as compensation for the members of the Audit and Corporate Governance Committees the amount of $40,000.00 (FORTY THOUSAND PESOS 00/100 MEXICAN CURRENCY) per each attendance to each Meeting of such Committees, as well as for the execution of their duties, studies and previous analysis carried out for each Meeting held within the aforementioned Committees.

THIRD:  With respect to the Third item of the Agenda, the Meeting authorized Messrs. SALVADOR VARGAS GUAJARDO, GUILLERMO ELIZONDO RIOS and RODRIGO MARTINEZ VILLARREAL, so that jointly or separately, any of them, on behalf and in representation of the Company, may carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize any portion or all of these minutes, as well as to issue simple or certified copies of the same.

 FOURTH: In connection with the Fourth item of the Agenda, approved the content of the minutes prepared in connection with the aforementioned Meeting.

San pedro Garza Garcia, N.L., July 17, 2014.

GUILLERMO ELIZONDO RIOS

ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A.B. DE C.V.